UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-TR

UNDER THE SECURITIES ACT OF 1933

- ☐ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
  - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☐ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☑ Form C-TR: Termination of Reporting

Name of issuer
Staymenity LLC

Legal status of issuer

> *Form*
> Limited Liability Company
>
> *Jurisdiction of Incorporation/Organization*
> Delaware
>
> *Date of organization*
> October 18, 2022

Physical address of issuer
1211 van street SE Washington DC 20003

Website of issuer
Staymenity.com

Current number of employees
3

Filer EDGAR CIK

0001995597

Filer EDGAR CCC
jtF*8gAt

Submission Contact Person Information

Name
Max Kessler

Phone Number
(617) 694-4299

Email Address
Max@staymenity.com

Notification Email Address
stevenk@staymenity.com

Signatories

Name
Max Kessler

Signature

Title
CEO

Email
Max@staymenity.com

Date
April 23, 2026